EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Nineteenth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The nineteenth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 15, 2022 in Beijing. The directors were notified of the Meeting by way of a written notice dated December 1, 2022. Out of the Company’s eight directors, six directors attended the Meeting. Zhao Peng and Li Mingguang, executive directors of the Company, and Lam Chi Kuen, Zhai Haitao, Huang Yiping and Chen Jie, independent directors of the Company, attended the Meeting by means of video conference. Bai Tao, chairman and executive director of the Company, was on leave for business and authorized in writing, Zhao Peng, executive director of the Company, to act on his behalf, cast the vote for him and preside over the Meeting. Wang Junhui, non-executive director of the Company, was on leave for business and authorized in writing, Li Mingguang, executive director of the Company, to act on his behalf and cast the vote for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Zhao Peng, executive director of the Company. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal regarding Nominating Mr. Ruan Qi as the Chief Risk Officer of the Company

The independent directors gave their independent opinions and agreed on this proposal. Please refer to the Annual Report of the Company for the Year of 2021 for biographical details of Mr. Ruan Qi.

Voting result: 8 for, 0 against, with no abstention

2.	Proposal regarding the Performance Target Contracts of the Company’s Senior Management Personnel for the Year of 2022

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Proposal regarding Amending Measures for the Performance Evaluation of Directors, Supervisors and Senior Management Personnel of the Company

Voting result: 8 for, 0 against, with no abstention

4.

Proposal regarding Formulation of Interim Measures for the Management of Recourse and Deduction of Performance-Based Compensation of Directors, Supervisors, Senior Management Personnel and Personnel Holding Key Positions of the Company

The Board agreed to submit this proposal to the shareholders’ general meeting for approval.

Voting result: 8 for, 0 against, with no abstention

5.	Proposal regarding Allocation Plan for the Company’s Strategic Assets (Year 2023—2025)

Voting result: 8 for, 0 against, with no abstention

6.	Proposal regarding the Asset Allocation Plan of the Company (Year 2023)

Voting result: 8 for, 0 against, with no abstention

7.	Proposal regarding the Administration Guidelines for Investment Entrusted by the Company to China Life Investment Management Company Limited (Year 2023)

Voting result: 8 for, 0 against, with no abstention

8.	Proposal regarding the Authorization for the Company’s Investment in Non-self-use Real Properties (Year 2023)

Voting result: 8 for, 0 against, with no abstention

9.	Proposal regarding the Authorization for the Company’s Investment in Equity Investment Funds (Year 2023)

Voting result: 8 for, 0 against, with no abstention

10.	Proposal regarding the Authorization for the Company’s Investment in Financial Products (Year 2023)

Voting result: 8 for, 0 against, with no abstention

11.	Proposal regarding the Authorization for the Company’s Investment in Single Asset Management Plan (Year 2023)

Voting result: 8 for, 0 against, with no abstention

12.	Proposal regarding the Agreement for Unified Transaction of Life Insurance Agency Business between the Company and China Life Property and Casualty Insurance Company Limited

The transaction constitutes a related party transaction under the rules of China Banking and Insurance Regulatory Commission. Affiliated directors, including Bai Tao, Zhao Peng and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Commission File Number 001-31914

Voting result: 5 for, 0 against, with no abstention

13.	Proposal regarding the Renewal of the Entrusted Investment Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited

Affiliated directors, including Bai Tao, Zhao Peng and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 5 for, 0 against, with no abstention

14.	Proposal regarding the Renewal of the Entrusted Investment Management Agreement with Insurance Funds with China Life Asset Management Company Limited

This transaction constitutes a connected transaction under the listing rules of the Hong Kong Stock Exchange and a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Bai Tao, Zhao Peng, Li Mingguang and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Hong Kong Stock Exchange on the same date of this announcement for detailed information.

Voting result: 4 for, 0 against, with no abstention

15.	Proposal regarding the Settlement of the Company’s Universal Insurance for the Year of 2022

Voting result: 8 for, 0 against, with no abstention

16.	Proposal regarding Subsequent Matters of Project Zhongrui

The transaction constitutes a related party transaction under the rules of China Banking and Insurance Regulatory Commission. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 8 for, 0 against, with no abstention

17.	Proposal regarding the Company’s ESG and Sustainable Finance Management Framework and System

Voting result: 8 for, 0 against, with no abstention

18.	Proposal regarding the Company’s Sustainable Finance Development Strategy

Voting result: 8 for, 0 against, with no abstention

19.	Proposal regarding the Company’s Fraud Risk Management Work Report for the Year of 2022

Voting result: 8 for, 0 against, with no abstention

20.	Proposal regarding the Nomination of Chairman of the Board of China Life Insurance Sales Limited Liability Company

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

For detailed information on the proposal that the Board agreed to submit to the shareholders’ general meeting for approval, please refer to the notice of the shareholders’ general meeting and the meeting materials to be separately published by the Company.

Board of Directors of China Life Insurance Company Limited

December 15, 2022